AUTHORIZATION LETTER
JUNE 3, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Filing Desk
To Whom It May Concern:
By means of this letter I authorize Linda L. Carloni, Jane A. Freeman, and Robert C. Bowen, or any of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Scientific Learning Corporation (the "Company").  Any of these individuals is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto which I am required to file with the same effect as if I had signed them myself.
This authorization shall remain in effect until December 31, 2007, unless earlier revoked in writing by me.
Yours truly,
/s/ Steven L. Miller

Name: Steven L. Miller
 (please print)